October 23, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (212) 375-2302

Ms. Nora J. Dahlman, Esq.
Managing Director, General Counsel
ACA Capital Holdings, Inc.
140 Broadway
New York, NY 10005

Re: ACA Capital Holdings, Inc.
Amendment No. 3 to Registration Statement on Form S-1
October 3, 2006
File No. 333-133949

Dear Ms. Dahlman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Investment Company Act, Page 23

1.   You essentially explain that the Company is not required to register as an investment company because it does not meet the definition of investment company under section 3(a)(1)(C) of the Investment Company Act of 1940 ("Investment Company Act"). You explain that approximately 90% of the Company's total assets (exclusive of Government securities and cash), on an unconsolidated basis, consist of its interest in ACA Financial Guaranty, an insurance company excluded from the definition of investment company under section 3(c)(3) and section 2(a)(17) of the Investment Company Act.

Unless relevant to the investment company status of the Company, please delete the reference to the investment company status of the Company's subsidiaries and their reliance on various exemptions or provide additional detail explaining the relevance of the status of the subsidiaries as well the exceptions from the definition of investment company relied upon by the subsidiaries.

2.   Please include a brief discussion of the business-line (e.g., insurance) that is the major source of the Company's income.

Investment Adviser, Page 24

3.   The Company is not a registered investment adviser; only the subsidiary, ACA Management, L.L.C., is an investment adviser registered with the Commission. Please revise the disclosure.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
·   the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Susan Olson in the Division of Investment Management at (202) 551-6864 if you have any questions regarding these comments. Please contact Kathryn McHale at (202) 551-3464 or me at (202) 551-3419 with any other questions.

Sincerely,

Christian Windsor
Special Counsel

cc: Valerie Ford Jacob, Esq.
        Stuart H. Gelfond, Esq.
        Fried, Frank, Harris, Shriver & Jacobson LLP
        One New York Plaza
        New York, New York 10004